Filed Pursuant to Rule 424(b)(3)

Registration No. 333-267983

Prospectus Supplement No. 3 Dated February 27, 2025

(To Prospectus Dated May 21, 2024)

DRAGONFLY ENERGY HOLDINGS CORP.

Up to 2,390,226 Shares of Common Stock

This Prospectus Supplement No. 3 supplements the prospectus of Dragonfly Energy Holdings Corp. (the “Company”, “we”, “us”, or “our”) dated May 21, 2024 (as supplemented to date, the “Prospectus”) with the following attached document which we filed with the Securities and Exchange Commission:

A.	Our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 27, 2025.

This Prospectus Supplement No. 3 should be read in conjunction with the Prospectus, which is required to be delivered with this Prospectus Supplement. This prospectus supplement updates, amends and supplements the information included in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this Prospectus Supplement.

This Prospectus Supplement is not complete without and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our common stock involves a high degree of risk. Before making any investment in our common stock, you should carefully consider the risk factors for our common stock, which are described in the Prospectus, as amended or supplemented.

You should rely only on the information contained in the Prospectus, as supplemented or amended by this Prospectus Supplement No. 3 and any other prospectus supplement or amendment thereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 3 is February 27, 2025

INDEX TO FILINGS

Annex
The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 27, 2025.	A

ANNEX A

A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 26, 2025

DRAGONFLY ENERGY HOLDINGS CORP.

(Exact name of registrant as specified in its charter)

Nevada	001-40730	85-1873463
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

12915 Old Virginia Road Reno, Nevada	89521
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (775) 622-3448

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	DFLI	The Nasdaq Capital Market
Redeemable warrants, exercisable for common stock	DFLIW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Definitive Material Agreement.

Registered Direct Offering and Concurrent Private Placement

On February 26, 2025, Dragonfly Energy Holdings Corp. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with a single institutional investor, pursuant to which the Company agreed to sell in a registered direct offering (the “Registered Direct Offering”) 180 shares of Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), at a price of $10,000 per share, initially convertible into shares of common stock, par value $0.0001 per share (“Common Stock”) of the Company, at a conversion price of $2.332 per share of Common Stock. The Series A Preferred Stock is also convertible by the investor at the Alternate Conversion Price (as defined below), subject to the applicable Floor Price, (as defined below). The Floor Price for the Series A Preferred Stock sold in the Registered Direct Offering is $1.00.

Concurrently with the sale of the Series A Preferred Stock in the Registered Direct Offering, in a private placement offering pursuant to the Purchase Agreement (the “Private Placement” and, together with the Registered Direct Offering, the “Offerings”), the Company also agreed to sell to the investor, at the initial closing of the Private Placement, (i) an additional 170 shares of Series A Preferred Stock at the same offering price as the Series A Preferred Stock offered in the Registered Direct Offering, initially convertible into shares of Common Stock at a conversion price of $2.332 per share, and (ii) warrants (the “Private Placement Warrants”) to purchase up to an aggregate of 4,000 shares of Series A Preferred Stock (the “Private Placement Warrant Shares”), with an exercise price of $10,000 per share of Series A Preferred Stock, and a term as described below. The Floor Price for the Series A Preferred Stock sold in the Private Placement is $0.424.

The exercise price under each Private Placement Warrant will be $10,000 per share of Series A Preferred Stock. Each Private Placement Warrant will be exercisable for 200 shares of Series A Preferred Stock in minimum increments of $500,000. The Private Placement Warrants will have a term beginning on the issuance date and ending on or prior to the earlier of (i) the thirty-three (33) month anniversary of the date the shares of Common Stock issued or issuable upon the conversion of the Series A Preferred Stock issued in the concurrent Private Placement are registered for resale (“Registration Effectiveness”) pursuant to an effective registration statement under the Securities Act of 1933, as amended, (the “Securities Act”) (such date, the “Registration Effectiveness Date”) and (ii) (A) the consummation of a Change of Control (as defined in the Certificate of Designation) and (B) the consummation of a redemption of the then outstanding Series A Preferred Stock in full (the “Termination Date”). The exercise price and number of shares of Series A Preferred Stock issuable upon exercise are subject to appropriate adjustment in the event of share dividends, share splits, reorganizations or similar events affecting shares of the Common Stock.

Pursuant to the Private Placement Warrants, the Company has a call right upon the occurrence of certain events. No earlier than two (2) months following the Registration Effectiveness Date and (2) the most recent conversion or exercise in full of a Private Placement Warrant (each, a “Funding Date”), (i) the VWAP for each of twenty (20) trading days (the “Measurement Period”) exceeds $3.00, (ii) the average daily volume for such Measurement Period exceeds $300,000 per trading day, (iii) the aggregate stated value of the then outstanding Series A Preferred Stock is less than or equal to $1,500,000, (iv) the Private Placement Warrant Shares are registered for resale pursuant to an effective registration statement and (v) there has not been an Equity Conditions Failure (as defined in the Certificate of Designation), then the Company may, within one (1) trading day of the end of such Measurement Period, call for cancellation of all or any portion of the Private Placement Warrant for which a notice to exercise has not yet been delivered and require the holder to exercise in part or in full the number of shares of Series A Preferred Stock set forth in an irrevocable written notice (a “Call Notice”) for consideration equal to the applicable number of Series A Preferred Stock issuable upon exercise or cancellation of the Private Placement Warrants.

In addition, upon receipt of Stockholder Approval (as defined below) and the Registration Effectiveness, the investor will be automatically required to purchase (the “Second Closing”) an additional 450 shares of Series A Preferred Stock (the “Second Closing Preferred Shares”). The Second Closing Preferred Shares will be identical to the Series A Preferred Stock offered in the Registered Direct Offering and sold in the initial closing of the Private Placement, other than the conversion price and the floor price which will be determined as described below.

The closing of the Registered Direct Offering and the initial closing of the Private Placement (the “Initial Offerings”) is expected to occur on February 27, 2025 (the “Initial Closing Date”).

The net proceeds to the Company from the Initial Offerings, after deducting the placement agent’s fees and expenses and estimated offering expenses, are expected to be approximately $3.2 million, excluding the net proceeds, if any, from the exercise of the Private Placement Warrants. The Company intends to use the net proceeds for working capital and other general corporate purposes, subject to certain limitations under the Purchase Agreement.

Pursuant to the Purchase Agreement, the Company must hold a meeting of its stockholders not later 60 days following the Initial Closing Date to seek such approval as may be required from the stockholders of the Company (the “Stockholder Approval”), in accordance with the applicable rules and regulations of the Nasdaq Stock Market with respect to the issuance of shares of Common Stock upon conversion or exercise of the Series A Preferred Stock and the Private Placement Warrants sold in the Registered Direct Offering and the Private Placement in excess of the Issuable Maximum (as defined below) (the “Nasdaq Stockholder Approval”), and to increase the number of authorized shares of the Company’s Common Stock from 250,000,000 to 400,000,000.

The shares of Series A Preferred Stock issuable in the Registered Direct Offering, together with any shares of Common Stock issuable upon conversion thereof, are being issued pursuant to an effective registration statement on Form S-3 (File No. 333-275559) dated and declared effective on November 24, 2023, and a base prospectus thereunder. The Company has filed a prospectus supplement to such registration statement on February 27, 2025 with the Securities and Exchange Commission (the “SEC”) in connection with the sale of such securities.

The Series A Preferred Stock being sold in the Private Placement and the Private Placement Warrants, together with any Private Placement Warrant Shares, are being sold and issued without registration under the Securities Act in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act as transactions not involving a public offering and Rule 506 promulgated under the Securities Act as sales to accredited investors, and in reliance on similar exemptions under applicable state laws.

In the Purchase Agreement, the Company has agreed, subject to limited exceptions, not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any shares of Common Stock or Common Stock equivalents or file any registration statement other than as contemplated pursuant to the Registration Rights Agreement (defined below) until the later of (i) the day the Company obtains the Nasdaq Stockholder Approval and (ii) (A) the first date on which the resale registration statement to be filed pursuant to the Registration Rights Agreement is declared effective or (B) the first date on which all of the Registrable Securities (as defined in the Registration Rights Agreement) are eligible for resale pursuant to Rule 144 (the “Applicable Date”).

The Company has also agreed, subject to certain exceptions, so long as any shares of Series A Preferred Stock or Private Placement Warrants remain outstanding, not to (i) issue any shares of Series A Preferred Stock other than as contemplated by the Purchase Agreement and the Certificate of Designation, (ii) issue any other securities (other than certain securities) that would otherwise cause a breach or default under the Certificate of Designation, or (iii) issue any securities (other than certain securities) at an issuance price less than the lowest Floor Price (as defined below) then in effect. The Company has also agreed, subject to certain exceptions, from the period beginning on the date of the Purchase Agreement and ending on the 30th trading day after the Applicable Date, not to effect a Subsequent Placement (as defined in the Purchase Agreement).

In addition, the Company has agreed, subject to certain exceptions, so long as any shares of Series A Preferred Stock remain outstanding, not to (i) issue or sell any debt or equity securities (excluding certain securities as set forth in the Certificate of Designation) that are convertible into, exchangeable or exercisable for, or include the right to receive, additional Common Stock either (A) at a conversion price, exercise price or exchange rate or other price that is based upon, and/or varies with, the trading prices of or quotations for the Common Stock at any time after the initial issuance of such debt or equity securities or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the Company’s business or the market for the Common Stock or (ii) enter into, or effect a transaction under, any agreement, including, but not limited to, an equity line of credit, whereby the Company may issue securities at a future determined price.

The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the purchaser, including for liabilities arising under the Securities Act, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Purchase Agreement were made only for the purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties.

The form of the Purchase Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K. The foregoing summary of the terms of the Purchase Agreement is subject to, and qualified in its entirety by, the form of such document, which is incorporated herein by reference.

Chardan Capital Markets, LLC (“Chardan”) acted as exclusive placement agent for the Offerings. The Company has agreed to pay Chardan a cash fee equal to 5.0% of the gross proceeds received by the Company in the Offerings, or approximately $400,000. The Company will also reimburse Chardan for actual and reasonable out-of-pocket expenses, up to $2,500.

Series A Preferred Stock

On February 26, 2025, the Company filed a Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Restrictions of Series A Convertible Preferred Stock of the Company (the “Certificate of Designation”) with the Secretary of State of the State of Nevada to establish the rights, privileges, preferences, and restrictions of the Series A Preferred Stock. As set forth in the Certificate of Designation, the Company designated 5,000 shares of preferred stock as Series A Preferred Stock. The following is a summary of the principal terms of the Certificate of Designation:

General. Each share of Series A Preferred Stock has a stated value of $10,000 per share (the “Series A Stated Value”) and, when issued, the Series A Preferred Stock will be fully paid and non-assessable.

Ranking. The Series A Preferred Stock, with respect to the payment of dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company, ranks senior to all of the Company’s capital stock, unless the Required Holder (as defined in the Certificate of Designation) consents to the Company’s creation of other capital stock that is senior or equal in rank to the Series A Preferred Stock.

Dividends. The holders of Series A Preferred Stock will be entitled to receive dividends, commencing from the date of issuance of the Series A Preferred Stock, payable in cash and/or shares of Series A Preferred Stock at the Company’s election. Unless the Company notifies the holders otherwise, such dividends will be paid in kind by increasing the amount of the Series A Stated Value for the applicable shares of Series A Preferred Stock on each dividend date by the applicable dividend amount. Such dividends are payable quarterly in arrears on the first trading day of each fiscal quarter commencing on the first trading day of the initial fiscal quarter after the date of issuance, at the dividend rate of 8% per year (the “Dividend Rate”). Upon the occurrence and continuation of a Triggering Event (as defined in the Certificate of Designation), the Dividend Rate will increase to the lesser of 18% per year or the maximum rate permitted under applicable law until such Triggering Event has been cured or has ceased.

Conversion at Option of Holder. At any time from and after the first date of issuance of any shares of Series A Preferred Stock, subject to the Beneficial Ownership Limitation (as defined below) and the Issuable Maximum, each holder of Series A Preferred Stock may convert all, or any part, of the outstanding Series A Preferred Stock, at such holder’s option, into Common Stock at a conversion rate equal to the quotient of (i) the Conversion Amount (as defined below), divided by (ii) the Conversion Price (as defined below), subject to the Floor Price.

Voluntary Adjustment Right. Subject to the rules and regulations of Nasdaq, the Company has the right, at any time, with the written consent of the Required Holder, to lower the fixed conversion price to any amount and for any period of time deemed appropriate by the Company’s board of directors.

Alternate Conversion at the Holder’s Election. At the holder’s option, at any time, the holder may convert (an “Alternate Conversion”) some or all of such holder’s Series A Preferred Stock, at a conversion price equal to the lower of (i) the applicable Conversion Price as in effect on the date of such Alternate Conversion, and (ii) the greater of (x) the Floor Price and (y) 90% of the lowest VWAP (as defined in the Certificate of Designation) of the Common Stock during the ten (10) consecutive trading day period ending and including the trading day immediately preceding the delivery or deemed delivery of the applicable conversion notice as set forth in the Certificate of Designation (the “Alternate Conversion Price”).

With respect to each share of Series A Preferred Stock, as of the applicable date of determination, the “Conversion Amount” is equal to the sum of (1) 120% of (i) the Series A Stated Value plus (ii) all declared and unpaid dividends on such shares as of such date of determination plus (2) any other amounts thereon owed to such holder, pursuant to this Certificate of Designations or any other Transaction Document (as defined in the Certificate of Designation) that have not otherwise been paid or satisfied.

The “Conversion Price” is equal to: (i) with respect to the shares of Series A Preferred Stock issued in the Registered Direct Offering and at the initial closing of the Private Placement, $2.332 per share (the “Initial Conversion Price”); (ii) with respect to each share of Series A Preferred Stock funded on the Second Closing or issued upon exercise of a Private Placement Warrant, other than pursuant to the holders right to exercise when certain equity conditions have been waived which is set forth under clauses (iii) and (iv) below, as of any date of conversion (“Conversion Date”) or other date of determination, the lower of (x) the Initial Conversion Price and (y) 110% of the last closing trade price (the “Closing Sale Price”) on the trading day immediately preceding the Second Closing, any applicable Funding Date (as defined in each Private Placement Warrant) or any applicable Exercise Date (as defined in each Private Placement Warrant), as the case may be; (iii) with respect to each share of Series A Preferred Stock issued upon exercise of a Private Placement Warrant, the lower of (A) $3.50 and (B) 110% of the Closing Sale Price on the trading day immediately preceding the delivery or deemed delivery of the applicable Exercise Notice or Call Notice (each as defined below) (as the case may be); and (iv) with respect to each share of Series A Preferred Stock issued upon exercise of a Private Placement Warrant at any time following the Registration Effectiveness Date when the Closing Sale Price exceeds $10.00 for twenty (20) consecutive trading days, as of any date of conversion or other date of determination, 110% of the Closing Sale Price on the trading day immediately preceding the delivery or deemed delivery of the applicable Exercise Notice or Call Notice (as the case may be), in each case, subject to adjustment; provided, that subsections (iii) and (iv) shall only apply in the event that certain equity conditions specified in the Private Placement Warrant are not met on the applicable Funding Date (as defined below). The Conversion Price is subject to proportional adjustment upon the occurrence of any stock split, stock dividend, stock combination and/or similar transactions and as set forth below under “Other Adjustments” below.

The “Floor Price” is equal to (i) for any Series A Preferred Stock offered by the Registered Direct Offering $1.00, (ii) for any Series A Preferred Stock sold in the initial closing of the Private Placement $0.424 (20% of the Nasdaq Minimum Price of the Common Stock (as defined by Nasdaq) as of the trading day prior to the execution of the Purchase Agreement), and (iii) for any Series A Preferred Stock issued after the initial closing of the Private Placement, including the Second Closing, 20% of the Nasdaq Minimum Price of the Common Stock as of the trading day ended immediately prior to the date the shares of Series A Preferred Stock are issued; provided, that if the Floor Price then in effect is higher than the Adjusted Floor Price (as defined in the Certificate of Designation) on any date following the six (6) month anniversary of the initial date of issuance of the Series A Preferred Stock, then the Required Holder may elect to reduce the Floor Price to the Adjusted Floor Price, subject to approval of Nasdaq. The Floor Price and the Adjusted Floor Price are each subject to proportional adjustment upon the occurrence of any stock split, stock dividend, stock combination and/or similar transactions.

Other Adjustments. Until the Company has obtained the Stockholder Approval, the Company may not issue, upon conversion of the Series A Preferred Stock and certain related transactions, a number of shares of Common Stock which would exceed 1,450,489 shares of Common Stock in the aggregate, which amount is equal to 19.99% of the shares of Common Stock issued and outstanding on February 26, 2025, subject to adjustment for forward and reverse stock splits, recapitalizations and the like (the “Issuable Maximum”). The Issuable Maximum shall be applied collectively, when any conversions of Series A Preferred Stock are aggregated together with all shares of Common Stock issuable upon conversion or exchange of any securities issued in certain related transactions to the Offerings. If, at any time on or after the date of the Purchase Agreement, the Company issues any shares of Common Stock for a consideration per share (the “New Issuance Price”) less than a price equal to the Conversion Price in effect immediately prior to such issuance, the Conversion Price shall be reduced to the New Issuance Price.

Purchase Rights. If at any time the Company grants, issues or sells any options, convertible securities, or rights to purchase stock, warrants, securities or other property pro rata to all or substantially all of the record holders of any class of Common Stock (the “Purchase Rights”), then each holder of Series A Preferred Stock will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of Common Stock acquirable upon complete conversion of all the Series A Preferred Stock held by such holder immediately prior to the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights at the Alternate Conversion Price, subject to the Beneficial Ownership Limitation.

Liquidation Preference. Each share of Series A Preferred Stock carries a liquidation preference equal to the greater of (A) the conversion of such Series A Preferred Stock on the date of such payment and (B) the amount per share such holder would receive if such holder converted such Series A Preferred Stock into Common Stock immediately prior to the date of such payment.

Mandatory Redemption Triggering Event. Upon any Mandatory Triggering Event (as defined in the Certificate of Designation), the Company shall immediately redeem in cash all amounts due under the Series A Preferred Stock at a redemption price equal to the Conversion Amount to be redeemed.

Voting Rights. The holders of the Series A Preferred Stock shall have no voting power and no right to vote on any matter at any time, either as a separate series or class or together with any other series or class of shares of capital stock, and shall not be entitled to call a meeting of such holders for any purpose nor shall they be entitled to participate in any meeting of the holders of Common Stock, except as provided in the Certificate of Designation (or as otherwise required by applicable law). The Company may not take the following actions without the prior consent of the Required Holder: (a) alter or change adversely the powers, preferences or rights given to the Series A Preferred Stock or alter or amend the Series A Certificate of Designation, (b) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a Liquidation (as defined in the Series A Certificate of Designations) senior to, or otherwise pari passu with, the Series A Preferred Stock, or any junior stock that has a maturity date or other date requiring redemption or repayment of such shares of junior stock that is prior to the 91st calendar day after the date no shares of Series A Preferred Stock remain outstanding, (c) amend the Company’s articles of incorporation or other charter documents in any manner that adversely affects any rights of the holders of the Series A Preferred Stock, (d) increase or decrease the number of authorized shares of Series A Preferred Stock, (e) pay dividends or make any other distribution on any shares of Common Stock, (f) purchase or redeem any capital stock junior to the Series A Preferred Stock, (g) issue any shares of Series A Preferred Stock other than as contemplated by the Certificate of Designation, Purchase Agreement or Private Placement Warrants or (g) otherwise circumvent a right of the Series A Preferred Stock set forth under the Certificate of Designation.

Change of Control Exchange. Upon a change of control of the Company, each holder may require the Company to exchange such holder’s shares of Series A Preferred Stock for consideration equal to the Conversion Amount (or (1) the Series A Stated Value thereof plus (2) all declared and unpaid dividends on such shares as of such date of determination plus (3) any other amounts thereon owed to such holder, pursuant to the Certificate of Designation or any other Transaction Document that have not otherwise been paid or satisfied, in the case of any shares of Series A Preferred Stock funded following the Announcement Time (as defined in the Certificate of Designation) but prior to the date of the change of control.

Company Optional Redemption. Under the Certificate of Designation, the Company has the right, at any time, to redeem all or part of the then outstanding shares of Series A Preferred Stock (a “Company Optional Redemption”) by delivering a written notice to each holder of Series A Preferred Stock (such delivery date, the “Company Optional Redemption Notice Date”). The shares of Series A Preferred Stock subject to redemption will be redeemed by the Company in cash at a price equal to the Conversion Amount, subject in certain instances at a price equal to the Stated Value, being redeemed as of the Company Optional Redemption Notice Date. If a Triggering Event has occurred and is continuing on the date the Company Optional Redemption takes effect, such price will equal the greater of (i) the Conversion Amount being redeemed as of the Company Optional Redemption Notice Date and (ii) the product of (1) the Conversion Rate (as defined in the Certificate of Designation) with respect to the Conversion Amount being redeemed as of such date multiplied by (2) the average of the five (5) highest daily VWAPs of the Common Stock during the period beginning on the date preceding such Company Optional Redemption Notice Date and ending on the trading day immediately prior to the date the Company makes the entire payment required.

Fundamental Transactions. The Certificate of Designation prohibits the Company from entering specified fundamental transactions (including, without limitation, mergers, business combinations and similar transactions) unless the Company (or its successor) assumes in writing all of the Company’s obligations under the Certificate of Designation and the other Transaction Documents or otherwise redeem the then outstanding Series A Preferred Stock in full.

Covenants. The Certificate of Designation contains a variety of obligations on the Company’s part not to engage in specified activities. In particular, the Company will not, and will cause its subsidiaries to not, redeem, repurchase or declare any dividend or distribution on any of its capital stock (other than as required under the Certificate of Designation) and will not incur any indebtedness (other than Permitted Indebtedness, as defined in the Purchase Agreement), enter into any transactions with affiliates, or incur any liens, in each case without the prior written consent of the Required Holder and subject to certain exceptions, as applicable. In addition, the Company will not issue any shares of Series A Preferred Stock or issue any other securities that would cause a breach or default under the Certificate of Designation or any securities at a price less than the Floor Price then in effect.

Reservation Requirements. So long as any Series A Preferred Stock remains outstanding, the Company has agreed to at all times reserve at least 100% of the number of shares of Common Stock as shall from time to time be necessary to effect the conversion of all Series A Preferred Stock then outstanding.

Beneficial Ownership Limitation. Each holder of Series A Preferred Stock is restricted from acquiring shares of Common Stock upon conversion thereof that would result in the number of shares beneficially owned by such holder and its affiliates exceeding 4.99% of the total number of shares of Common Stock outstanding immediately after giving effect to the conversion (the “Beneficial Ownership Limitation”).

Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Series A Preferred Stock. Rather, the number of shares of Common Stock to be issued will be rounded up to the nearest whole number.

The summaries of the terms of the Certificate of Designation and the Private Placement Warrants herein are subject to, and qualified in their entirety by, the Certificate of Designation and the form of Private Placement Warrant, copies of which are filed as Exhibit 3.1 and Exhibit 4.1, respectively, to this Current Report on Form 8-K and is incorporated herein by reference.

Registration Rights Agreement

In connection with the Offerings, the Company entered into a registration rights agreement, dated as of February 26, 2025 (the “Registration Rights Agreement”), with the investor named therein, pursuant to which the Company will undertake to file, within 50 calendar days following the Initial Closing Date, a registration statement to register the shares of Common Stock issuable upon the conversion of the Series A Preferred Stock; and to cause such and to cause such registration statement to be declared effective under the Securities Act as promptly as possible after the filing thereof, but in any event no later than 75 days following the Initial Closing Date (or 120 days if such registration statement is subject to SEC review). The Company shall use its best efforts to keep such registration statement continuously effective under the Securities Act until the date that all Registrable Securities covered by such registration statement have been sold or are otherwise able to be sold pursuant to Rule 144, in each case subject to certain Allowable Grace Periods (as defined in the Registration Rights Agreement) and any restrictions pursuant to Rule 415. In addition, holders of Series A Preferred Stock will be entitled to certain piggyback registration rights in the event there is not an effective registration statement on file covering the Registrable Securities as set forth in the Registration Rights Agreement and such Registrable Securities are not otherwise eligible for resale under Rule 144 without restriction.

The form of the Registration Rights Agreement is filed as Exhibit 10.2 to this Current Report on Form 8-K. The foregoing summary of the terms of this document is subject to, and qualified in its entirety by, such document, which is incorporated herein by reference.

Support Agreement

On February 26, 2025, the Company and Denis Phares, the Company’s Chief Executive Officer, entered into a Support Agreement (the “Support Agreement”), by which Dr. Phares agreed to vote in favor of a proposal to obtain the Stockholder Approval and to vote against any proposal that would result in the breach of any representation or warranty under the Transaction Documents, or otherwise result in any of the Company’s obligations under the Transaction Documents from being fulfilled.

The Support Agreement is filed as Exhibit 10.3 to this Current Report on Form 8-K. The foregoing summary of the terms of this document is subject to, and qualified in its entirety by, such document, which is incorporated herein by reference.

Fifth Amendment to Term Loan Agreement

As a condition precedent to the closing of the Initial Offerings, on February 26, 2025, the Company, Dragonfly Energy Corp. and Battle Born Battery Products, LLC entered into the Fifth Amendment (the “Fifth Amendment”) to its Term Loan, Guarantee and Security Agreement (as amended, the “Term Loan Agreement”) with the lenders (the “Lenders”) with respect to the Company’s senior secured term loan facility (the “Term Loan”). Under the Fifth Amendment, the Lenders have agreed to, among other matters (i) receive no principal or interest payments under the Term Loan Agreement through March 31, 2026, and (ii) remove certain financial covenant tests under the Term Loan, provided that the Company will maintain cash and cash equivalents equal to at least $2.5 million through such date.

Pursuant to the Fifth Amendment, the Company agreed to make certain mandatory prepayments on the Term Loan upon the occurrence of certain events. The Company is obligated to make a mandatory prepayment of the term loan equal to (i) 100% of the net cash proceeds of certain equity issuances by the Company made on or after the announcement of a Change of Control (as defined in the Term Loan Agreement), and (ii) 20% of the net cash proceeds of certain equity issuances by the Company made prior to the announcement of a Change of Control.

In connection with the entry into the Fifth Amendment, the Company agreed to issue to the Lenders 330,000 penny warrants (the “February 2025 Penny Warrants”) to purchase shares of Common Stock at an exercise price of $0.01 per share on the Initial Closing Date in connection with the waiver of the antidilution provisions in the existing penny warrants held by the Lenders with respect to the shares of Series A Preferred Stock issued at the closing of the Registered Direct Offering and the initial closing of the Private Placement. The Company also agreed to increase the number of shares subject to the Warrant Issuance Shareholder Approval (as defined in the Term Loan Agreement) from 1,400,000 to 3,130,000. Further, the Company and the Lenders agreed to waive the antidilution provisions in the existing penny warrants held by the Lenders with respect to the Private Placement Warrants issued at the initial closing of the Private Placement and the shares of Series A Preferred Stock issued at the Second Closing on the condition that the Company will issue to the Lenders a number of penny warrants which will be determined by the parties within five (5) trading days after the end of each fiscal quarter after the Applicable Date.

The summaries of the terms of the Fifth Amendment and the February 2025 Penny Warrants herein are subject to, and qualified in their entirety by, the Certificate of Designation and the form of February 2025 Penny Warrant, copies of which are filed as Exhibit 10.4 and Exhibit 4.2, respectively, to this Current Report on Form 8-K and is incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The information set forth above in Item 1.01 with respect to the Private Placement and the shares of Series A Preferred Stock and Private Placement Warrants issued in the Private Placement and with respect to the February 2025 Penny Warrants is hereby incorporated by reference into this Item 3.02. The issuance of (i) the Series A Preferred Stock, the Private Placement Warrants and any related shares of Common Stock underlying the Series A Preferred Stock issuable in the Private Placement and (ii) the February 2025 Penny Warrants and the shares of Common Stock issuable upon exercise thereof will be made pursuant to Section 4(a)(2) of the Securities Act as transactions not involving a public offering and Rule 506 promulgated under the Securities Act as sales to accredited investors, and in reliance on similar exceptions under applicable state laws.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

The information set forth above in Item 1.01 with respect to the Certificate of Designation is hereby incorporated by reference into this Item 5.03.

Item 7.01. Regulation FD Disclosure.

On February 27, 2025, the Company issued a press release announcing, among other things, the entry into the transactions described herein. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information in this Item 7.01 of this Current Report on Form 8-K, including the information set forth in Exhibit 99.1, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, nor shall such information or Exhibit 99.1 be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 8.01. Other Events.

The Company is including the below update to its risk factors, for the purpose of supplementing and updating the disclosure contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on April 16, 2024, as amended by the Form 10-K/A on April 29, 2024, and its Quarterly Reports on Form 10-Q for the period ended March 31, 2024, filed with the SEC on May 15, 2024, for the period ended June 30, 2024, filed with the SEC on August 14, 2024, and for the period ended September 30, 2024, filed with the SEC on November 14, 2024.

Risks Related to the Registered Direct Offering

If the Company sells shares of its Common Stock in future financings, stockholders may experience immediate dilution and, as a result, the Company’s stock price may decline.

To raise additional capital, the Company may in the future offer additional shares of its Common Stock or other securities convertible into or exchangeable for the Company’s Common Stock at prices that may not be the same as the effective offering price per share of Common Stock in the Registered Direct Offering. Subject to the restrictions set forth in the Certificate of Designation and the Purchase Agreement, the Company may sell shares or other securities in any other offering at a price per share that is less than the effective offering price per share paid by investors in the Registered Direct Offering, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which the Company sells additional shares of its Common Stock, or securities convertible or exchangeable into Common Stock, in future transactions may be higher or lower than the price per share paid by investors in the Registered Direct Offering (on a fully-converted basis). Furthermore, sales of a substantial number of shares of the Company’s Common Stock in the public markets, or the perception that such sales could occur, could depress the market price of its Common Stock.

Upon Stockholder Approval and the Registration Effectiveness under the Securities Act, the shares of Common Stock issuable upon conversion of the Series A Preferred Stock and the Private Placement Warrant Shares underlying the Private Placement Warrants issued in the Private Placement will be freely tradable without restriction under the Securities Act. Future sales of the Company’s Common Stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time.

Stockholders may experience dilution of their ownership interest due to the issuance of additional shares of Common Stock upon the conversion of the Series A Preferred Stock, especially since the Series A Preferred Stock has fluctuating conversion rates that are set at a discount to the market price of the Company’s Common Stock during the period immediately prior to conversion.

The Company has raised approximately $3.5 million in financing through the issuance of, among other securities, shares of Series A Preferred Stock in the Registered Direct Offering and the initial closing of the concurrent Private Placement, and expects to issue an additional $4.5 million of additional shares of Series A Preferred Stock upon Stockholder Approval and the Registration Effectiveness and may issue additional shares of Series A Preferred Stock upon exercise of the Private Placement Warrants for up to $40,000,000. The shares of Series A Preferred Stock are convertible into shares of the Company’s Common Stock, subject to certain conditions and limitations, at the lesser of (i) the Conversion Price and (ii) 90% of the lowest VWAP during the 10 trading days prior to exercise, subject to the floor price set forth in the Series A Preferred Stock. This could result in material dilution to existing stockholders of the Company. Because the conversion price is based upon a discount to the trading price of the Company’s Common Stock at the time of conversion, the number of shares into which the Series A Preferred Stock may be converted may increase without an upper bound, subject to the floor price of the respective series of the Series A Preferred Stock. If the trading prices of the Company’s Common Stock is low when the conversion price of the Series A Preferred Stock is determined, the Company would be required to issue a greater number of shares of Common Stock to the holder, which could cause substantial dilution to its stockholders. In addition, if the holder of the Series A Preferred Stock converts and then sells the Company’s Common Stock, this could result in an imbalance of supply and demand for the Company’s Common Stock and reduce its stock price in the market significantly. The further the Company’s stock price declines, the further the adjustment of the conversion price will fall and the greater the number of shares of Common Stock the Company will have to issue upon conversion, resulting in further dilution to its stockholders. Market price-based conversion formulas, like the one contained in the Series A Preferred Stock can lead to dramatic stock price reductions and corresponding negative effects on both the Company and is stockholders.

There is no public market for the Series A Preferred Stock being offered by the Company in the Registered Direct Offering.

There is no established public trading market for the Series A Preferred Stock, and the Company does not expect a market to develop. In addition, the Company does not intend to apply to list the Series A Preferred Stock on any national securities exchange or other nationally recognized trading system. Without an active market, the liquidity of the Series A Preferred Stock will be limited.

Holders of the Series A Preferred Stock offered hereby will have no rights as common shareholders with respect to the Common Stock underlying the Series A Preferred Stock until such holders convert such Series A Preferred Stock and acquire the Company’s Common Stock.

Until holders of the Series A Preferred Stock acquire the Company’s Common Stock upon exercise thereof, such holders will have no rights with respect to the Common Stock underlying such Series A Preferred Stock. Upon conversion of the Series A Preferred Stock, the holders will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs after the conversion date.

Risks Related to the Series A Preferred Stock

After the Registered Direct Offering, the Company will have Series A Preferred Stock outstanding. The Company’s articles of incorporation authorizes its board of directors to create new series of preferred stock without further approval by its stockholders, which could adversely affect the rights of the holders of the Company’s Common Stock.

The Company’s board of directors (the “Board”) has the authority to fix and determine the relative rights and preferences of preferred stock. The Board also has the authority to issue preferred stock without further stockholder approval.

After the Registered Direct Offering and the initial closing of the Private Placement, the Company will initially have 350 shares of Series A Preferred Stock outstanding, with the Series A Stated Value per share, which will be initially convertible, subject to the Beneficial Ownership Limitation and the Issuable Maximum (such Issuable Maximum applied collectively when any conversions of Series A Preferred Stock are aggregated together with all shares of Common Stock issuable in respect of certain related transactions described herein), at the holder’s option at any time, into an aggregate of up to 1,500,858 shares of Common Stock at a conversion price of $2.332, subject to specified adjustments for stock splits, cash or stock dividends, reorganizations, reclassifications other similar events as set forth in the Certificate of Designation. The Series A Preferred Stock is also convertible at an adjusted conversion price, subject to a floor, as set forth in the Certificate of Designation.

The Company’s Series A Preferred Stock gives its holders, subject to the preference and priority to the holders of its Common Stock, the preferred right to receive dividends, commencing from the date of issuance of the Series A Preferred Stock. The Series A Preferred Stock provides for dividends, payable quarterly in arrears in cash or shares of Series A Preferred Stock, at the dividend rate of 8% per annum.

Under the Certificate of Designation, each share of Series A Preferred Stock carries a liquidation preference equal to the greater of (A) the Conversion Amount, as defined in the Certificate of Designation, of such Series A Preferred Stock on the date of such payment and (B) the amount per share such holder would receive if such holder converted such Series A Preferred Stock into Common Stock immediately prior to the date of such payment.

The Company’s obligations to the holders of the Series A Preferred Stock could limit its ability to obtain additional financing or increase its borrowing costs, which could have an adverse effect on its financial condition and hinder the accomplishment of its corporate goals.

In addition to the Series A Preferred Stock, the Board could authorize the issuance of additional series of preferred stock with such rights preferential to the rights of the Company’s Common Stock, including the issuance of a series of preferred stock that has greater voting power than its Common Stock or that is convertible into its Common Stock, which could decrease the relative voting power of the Company’s Common Stock or result in dilution to its existing stockholders.

Investors will have no rights with respect to the Company’s Common Stock until their shares of Series A Preferred Stock are converted, but investors may be adversely affected by certain changes made with respect to the Company’s Common Stock.

Investors will have no rights with respect to the Company’s Common Stock, including voting rights, rights to respond to Common Stock tender offers, if any, and rights to receive dividends or other distributions on shares of the Company’s Common Stock, if any, prior to the conversion date with respect to a conversion of the Series A Preferred Stock, but an investor’s investment in the Series A Preferred Stock may be negatively affected by these events. Upon conversion, investors will be entitled to exercise the rights of a holder of shares of the Company’s Common Stock only as to matters for which the record date occurs on or after the conversion date. For example, in the event that an amendment is proposed to the Company’s articles of incorporation or its bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to the conversion date, investors will not be entitled to vote on the amendment (subject to certain limited exceptions, unless it would adversely affect the special rights, preferences, privileges and voting powers of the Series A Preferred Stock), although investors will nevertheless be subject to any changes in the powers, preferences or special rights of the Company’s Common Stock, even if the investor’s Series A Preferred Stock has been converted into shares of the Company’s Common Stock prior to the effective date of such change.

Conversion and exercise, as applicable, of certain of the shares of Series A Preferred Stock and Private Placement Warrants are contingent upon stockholder approval.

To ensure that the Company has a sufficient number of authorized shares of Common Stock to cover all of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock issuable pursuant to the Registered Direct Offering and the concurrent Private Placement and upon the exercise in full of all of the Private Placement Warrants issued in the concurrent Private Placement, the Company has agreed to seek stockholder approval for an increase in the number of authorized shares of Common Stock from 250,000,000 to 400,000,000.

In addition, pursuant to Nasdaq Listing Rule 5635, stockholder approval is required for the issuance of any shares of Common Stock in excess of 1,450,489 shares of Common Stock in the aggregate, referred to herein as the “Issuable Maximum,” which amount is equal to 19.99% of the shares of Common Stock issued and outstanding on February 26, 2025. The Company will apply the Issuable Maximum collectively, with conversions processed in the order in which it receives them, aggregating shares of Common Stock issuable upon conversion of Series A Preferred Stock together with all shares of Common Stock issuable upon conversion of any securities issued in certain related transactions to the Registered Direct Offering and the Private Placement.

Accordingly, the Company is required pursuant to the Purchase Agreement relating to the Registered Direct Offering and the concurrent Private Placement to hold a meeting of its stockholders within 60 days after the closing date for the Registered Direct Offering (the “Meeting Deadline”) to seek Stockholder Approval.

The Company’s stockholders may reject such proposals, which could delay or prevent the ability of holders to convert all of their shares of Series A Preferred Stock into shares of Common Stock.

In the event the Stockholder Approval is not received on or prior to the Meeting Deadline, the Company must hold an additional meeting of its stockholders every sixty (60) days thereafter until the Stockholder Approval is obtained.

Safe Harbor for Forward-Looking Statements

Certain statements contained in this communication may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including statements containing the words “predicts,” “plans,” “expects,” “anticipates,” “believes,” “goal,” “target,” “estimate,” “potential,” “may,” “might,” “could,” “see,” “seek,” “forecast,” and similar words. Forward-looking statements are based on the Company’s current plans and expectations and involve risks and uncertainties which are, in many instances, beyond the Company’s control, and which could cause actual results to differ materially from those included in or contemplated or implied by the forward-looking statements. Such risks and uncertainties include, among others, the risks, uncertainties and factors detailed in the Company’s filings with the SEC, including in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on April 16, 2024. As a result of such risks, uncertainties and factors, the Company’s actual results may differ materially from any future results, performance or achievements discussed in or implied by the forward-looking statements contained herein. The Company is providing the information in this communication as of this date and assumes no obligations to update the information included in this communication or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
3.1	Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Restrictions of Series A Convertible Preferred Stock of the Company.
4.1	Form of Private Placement Warrant.
4.2	Form of February 2025 Penny Warrant.
5.1	Opinion of Parsons, Behle & Latimer.
10.1*	Form of Securities Purchase Agreement, dated February 26, 2025, by and between the Company and the investor listed on the Schedule of Buyers thereto.
10.2	Form of Registration Rights Agreement, dated February 26, 2025, by and between the Company and the investor listed on the Schedule of Buyers thereto.
10.3	Support Agreement, dated February 26, 2025, by and between the Company and the stockholder signatory thereto.
10.4*	Fifth Amendment to Term Loan, Guarantee and Security Agreement, dated as of February 26, 2025, by and among the Company, Dragonfly Energy Corp., Battle Born Battery Products, LLC, the lenders from time to time party thereto and Alter Domus (US) LLC.
99.1	Press Release dated February 27, 2025.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document.

* Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DRAGONFLY ENERGY HOLDINGS CORP.

Dated: February 27, 2025	By:	/s/ Denis Phares
	Name:	Denis Phares
	Title:	Chief Executive Officer, Interim Chief Financial Officer and President